September 20, 2024

Randall Atkins
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1900
Lexington, KY 40507

       Re: Ramaco Resources, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-38003
Dear Randall Atkins:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Properties, page 66

1. Please submit the revisions that you propose to address the requirement in Item
       1304(d)(1) of Regulation S-K (footnote 1 to the illustrations), to include the mineral prices and the points of reference associated with the determinations of your mineral resources and mineral reserves along with the associated tabulations.

Controls and Procedures, page 119

2. We note your disclosure stating that your officers concluded that internal control over financial reporting was not effective at the end of the year due to a material weakness involving a "pervasive lack of sufficient documentation of accounting policies, procedures, and controls...[which] does not allow management to effectively assess its relevant risks and key controls to properly test for design and operating effectiveness."
 September 20, 2024
Page 2

       We also note disclosure on page 31 of your 2024 second quarter interim report indicating that you have not resolved the material weakness and have only begun to develop a plan of remediation, which you expect will include "assessing, redesigning, and implementing modifications of [your] internal controls" and based on your commentary it appears that you are anticipating this will involve an extended period of time to accomplish.

       Given these disclosures explain to us how your officers are able to support the representations made in the certifications at Exhibits 31.1 and 31.2, in both the annual and subsequent interim reports, stating that such officers have designed or supervised the design of internal control over financial reporting "...to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding comments on the mineral property disclosures.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation